SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago (Chile), January 27, 2017

Mr.

Superintendent of Securities and Insurance

Dear Sir,

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf No. 150, Floor 14, Commune of Las Condes, registered in the Chilean Securities Registry under No. 42, Chilean Tax Identification No. 93,458,000-1, duly empowered for these purposes, hereby communicates the following material information in relation to the Company and its business pursuant to article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendence:

Since last week, multiple fire focal points have been appearing in the country, and in respect of the Company, in the Maule and Bío Bío regions. In order to prevent and combat the fires, Arauco has over 1,300 professional forest firefighters, duly prepared and equipped for firefighting. Arauco also has, for these purposes, 8 airplanes, 10 helicopters, over 100 water carrying movable equipment, 120 surveillance towers, 19 landing airstrips and specialized equipment, as well as the support of specialized companies, national and international.

Notwithstanding the above, due to the high temperatures, the action of the winds, low atmospheric humidity and the complexity of combatting multiple focal points that appear simultaneously in different places, the activity of the fire has considerably increased.

In the burned zone the Company has approximately 80,000 hectares of plantations, which damage degree will be able to be determined once the conditions permit the evaluation of the damage suffered, which will depend on the age of the plantations, the intensity of the fire in the different areas, and considering which of these areas were effectively reached by the fire.

In turn, the El Cruce sawmill, which is owned by the subsidiary Maderas Arauco S.A., was also affected, which damages are being evaluated.

The forest plantations and the affected sawmill have insurance coverage, with their corresponding deductibles and limitations.

As of this time, we are not in a position to precisely determine the effects that these situations will produce in the Company´s results.

Yours sincerely,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa Nº 64, Santiago

- Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Huérfanos 770, piso 14, Santiago

- Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso

- Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: January 30, 2017	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer